Exhibit C

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT is made as of January 2, 2022 (the “Agreement”), by and between Mr. Baoli Ma (the “Founder”, together with Additional Rollover Shareholders (as defined below), the “Rollover Shareholders”) and Spriver Tech Limited (the “Sponsor”). Each of the Rollover Shareholders and the Sponsor is referred to as a “Party”, and collectively, the “Parties”. Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 1.1 hereof.

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to BlueCity Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands and listed on Nasdaq, and if the Transaction if completed, the Company would be delisted from Nasdaq and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, (a) in connection with the Transaction, the Rollover Shareholders and the Sponsor propose to form a new company (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to form a direct, wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and (b) at the closing of the Transaction (the “Closing”), the Parties intend that Merger Sub will be merged with and into the Company, with the Company being the surviving company and becoming a direct, wholly-owned subsidiary of Holdco (the “Surviving Company”);

WHEREAS, on the date hereof, the Parties will submit a joint, non-binding proposal, a copy of which is attached hereto as Schedule A (the “Proposal”), to the board of directors of Company (the “Company Board”) in connection with the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence of the Company and its business, (b) discussions regarding the Proposal with the Company, and (c) the negotiation of the terms of definitive documentation in connection with the Transaction (in which negotiations the Parties expect that the Company will be represented by a special committee of the Company Board comprised of independent directors of the Company (the “Special Committee”), including an agreement and plan of merger among Holdco, Merger Sub and the Company in form and substance to be agreed by the Consortium (the “Merger Agreement”), which shall be subject to the approval of the shareholders of the Company in connection with the Transaction.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Definitions and Interpretations

1.1            Definitions. In this Agreement, unless the context requires otherwise:

“ADSs” means the Company’s American Depositary Shares, each two representing one Class A Ordinary Share.

“Advisors” means the advisors and/or consultants of Holdco, Merger Sub, and the Parties, in each case appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in PRC, Hong Kong and in New York, New York, for the transaction of normal banking business.

“Class A Ordinary Shares” means the Class A Ordinary Shares of the Company, par value US$0.0001 per share.

“Class B Ordinary Shares” means the Class B Ordinary Shares of the Company, par value US$0.0001 per share.

“Company Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares, including the Class A Ordinary Shares represented by ADSs.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (x) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, or (y) is or becomes publicly available other than through a breach of this Agreement by such Party, and (b) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Transaction and any definitive documentation, including the Merger Agreement.

“Consortium” means the consortium formed by the Parties hereto to undertake the Transaction.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“PRC” means the People’s Republic of China, which for the purpose of this Agreement excludes the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region and Taiwan.

“Representative” of a Party means such Party’s employees, directors, officers, partners, members, nominees, agents, advisors (including, but not limited to legal counsel, accountants, consultants and financial advisors), potential sources of equity or debt financing, and any representatives of the foregoing. The Representatives shall include the Advisors.

“Securities” means shares, warrants, options and any other securities which are convertible into or exercisable for shares or other equity of the Company, including the Company Shares and the ADSs.

1.2            Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

2.	Proposal; Holdco Ownership and Operation

2.1            Participation in Transaction. The Parties agree to participate in the Transaction on the terms set forth in this Agreement.

2.2            Proposal. On the date hereof, the Parties shall submit the Proposal to the Company Board. Thereafter, the Parties shall collectively: (a) undertake further due diligence with respect to the Company and its business; (b) engage in discussions with the Company regarding the Proposal; and (c) negotiate in good faith the terms of definitive documentation in respect of the Transaction, including without limitation the Merger Agreement and the terms of agreements between the Parties required to support the Proposal or to regulate the relationship between the Parties. The Parties further agree to negotiate in good faith to reach agreement on a shareholders agreement that would, among other things, govern the relationship of the shareholders in Holdco following the Closing, and contain provisions customary for transactions of this type.

2.3            Holdco Ownership.

(a)            Prior to the execution of the Merger Agreement, the Parties shall (i) incorporate Holdco and shall cause Holdco to incorporate Merger Sub, and (ii) agree in good faith the memorandum and articles of association of Holdco and Merger Sub. The memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company at the Closing.

(b)            To finance a portion of the cash needed by Holdco for payment of the consideration in the Transaction, the Sponsor shall, in connection with the execution of the Merger Agreement, deliver an equity commitment letter in customary form, pursuant to which it will fund, at the Closing, a certain amount of cash to Holdco. The amount of the equity capital commitment of the Sponsor shall be further agreed among the Parties.

(c)            The Founder and the Sponsor may, acting jointly, agree to admit one or more additional member(s) who are existing shareholders of the Company to the Consortium to provide additional equity capital for the consummation of the Transaction by way of contributing immediately prior to the Closing all (or, if agreed to by the Founder, a portion of) Company Shares beneficially owned by it to Merger Sub, in exchange for newly issued equity interests in Holdco. The admission of any rollover shareholder(s) is subject to the joint written consent of the Founder and the Sponsor. Any additional rollover shareholder admitted to the Consortium pursuant to this Section 2.3(c) shall execute an adherence agreement to this Agreement in the form attached hereto as Schedule B (the “Rollover Shareholder Adherence Agreement”) and upon its execution of the Rollover Shareholder Adherence Agreement, such additional rollover shareholder(s) shall become an “Additional Rollover Shareholder” for purposes of this Agreement. The amount of the equity capital commitment of each Additional Rollover Shareholder, if any, shall be further agreed among the Parties when such Additional Rollover Shareholder becomes a Party to this Agreement.

(d)            Each Rollover Shareholder agrees to enter into a rollover agreement in customary form pursuant to which it will contribute immediately prior to the Closing all (or, if agreed to by the Founder, a portion of) Company Shares beneficially owned by it to Merger Sub, in exchange for newly issued equity interests in Holdco based on the same per share consideration as provided in the Merger Agreement and the price at which the newly issued equity interests in Holdco are to be issued to the Sponsor pursuant to Section 2.3(b), except as may otherwise be agreed by the Parties.

(e)            For the avoidance of doubt, the Parties agree that the obligation of the Parties to contribute cash and the Company Shares to Merger Sub in exchange for Holdco shares shall be subject to the satisfaction or waiver of the various conditions to the obligations of Holdco and Merger Sub to be set forth in the Merger Agreement. The Parties agree that they will cause Holdco and Merger Sub not to waive any conditions under or agree to any amendment of the Merger Agreement without the prior written consent of the Founder and the Sponsor.

2.4            Holdco Shareholders Agreement.

(a)            At or prior to the consummation of the Transaction, the Parties shall negotiate in good faith and enter into a definitive shareholders agreement of Holdco that will take effect at the Closing (the “Shareholders Agreement”) on terms and conditions reasonably acceptable to the Parties.

(b)            Prior to the effective date of the Shareholders Agreement, the ownership, operation and management of Holdco shall be in accordance with the terms and conditions of the organizational documents of Holdco and this Agreement. Each Party shall use its reasonable best efforts to vote its interests in Holdco and to execute, deliver, and perform any such agreements as may be necessary or desirable, to complete the Transaction.

3.	Participation in Transaction; Advisors; Approvals

3.1            Information Sharing and Roles. Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including by (a) complying with any information delivery or other requirements entered into by Holdco, a Party or an Affiliate of a Party, and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations, (b) participating in meetings and negotiations with the Special Committee and its advisors, (c) executing and complying with any confidentiality agreements reasonably required by the Company, (d) sharing all information reasonably necessary to evaluate the Company, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (e) providing each other or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and its Affiliates for inclusion in the definitive documentation, (f) providing timely responses to reasonable requests by another Party for information, (g) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement, and (h) reasonably consulting with each other Party and otherwise cooperating in good faith on any public statements regarding the Parties’ intentions with respect to the Company, any issuance of which shall be subject to Section 6.1. Unless the Parties otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal investment committee materials or analyses or any information which it considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality. The Parties agree and confirm that the Parties who are directors or employees of the Company or its subsidiaries shall not be obligated provide any information in breach of any of their respective obligations or fiduciary duties to the Company.

3.2            Appointment of Advisors.

(a)            The Founder and the Sponsor shall jointly engage, terminate or change legal, financial or other Advisors on behalf of the Consortium in connection with the Transaction. Without limiting the foregoing, the Parties agree that Simpson Thacher & Bartlett LLP shall act as U.S. legal counsel to the Founder and the Consortium.

(b)            Except as otherwise provided in Section 3.2(a), if a Party requires separate representation in connection with specific issues arising out of the Proposal or the Transaction, such Party may retain other Advisors to advise it. Each Party that engages separate Advisors shall (i) provide prior notice to the other Parties of such engagement, and (ii) be solely responsible for the fees and expenses of such separate Advisors.

3.3            Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

4.	Transaction Costs

4.1            Expenses and Fee Sharing.

(a)            Upon consummation of the Transaction, the Sponsor shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including all fees, expenses and disbursements of Advisors retained by the Parties (including, for the avoidance of doubt, the fees and expenses of the Advisors specified in Section 3.2(a), but other than fees, expenses and disbursement of any separate Advisors retained by a Party pursuant to Section 3.2(b) unless otherwise agreed to in advance by the Parties in writing).

(b)            If the Transaction is not consummated, the Sponsor shall pay in a timely manner the out-of-pocket costs and expenses incurred by or on behalf of the Consortium in connection with the Transaction (“Consortium Transaction Expenses”), including any fees, expenses and disbursements payable to Advisors retained for or on behalf of the Consortium (other than fees, expenses and disbursements of any separate Advisors retained by a Party pursuant to Section 3.2(b) unless otherwise agreed to in advance by the Parties in writing) and any termination, break-up or other fees or amounts payable to the Company by the Holdco or Merger Sub.

(c)            The Parties shall be entitled to receive any termination, break-up or other fees or amounts payable to Holdco or Merger Sub by the Company pursuant to the Merger Agreement, to be allocated ratably in proportion to their respective committed equity ownership in Holdco (unless as otherwise agreed in writing by the Parties), net of the costs and expenses incurred in connection with the Transaction, including, without limitation, the fees, expenses and disbursements of Advisors retained by the Parties (other than fees and costs of any separate Advisors who were retained by a Party in accordance with Section 3.2(b) unless and only to the extent such appointment and expenses are agreed to in advance by the Parties).

5.	Termination

5.1            Failure to Agree. At any time prior to execution and delivery of a Merger Agreement, if (a) the Parties are unable to agree either (i) as between themselves upon the material terms of the Transaction, or (ii) with the Special Committee on the material terms of a Transaction which the Special Committee agrees to recommend to the public shareholders of the Company, or (b) a Party is not satisfied with the results of its due diligence investigation, then, subject to Section 5.3(a), (I) a Party may cease its participation in the Transaction by delivery of a written notice to the other Parties and (II) this Agreement shall terminate with respect to such withdrawing Party.

5.2            Other Termination Events. From and after such time as the Merger Agreement is executed and delivered, except as provided in this Section 5.2, no Party will be permitted to withdraw from or be relieved of its obligations hereunder without the prior written consent of the Founder and the Sponsor. Subject to Section 5.3(b), this Agreement shall terminate with respect to all Parties upon the earliest to occur of (a) a written agreement among the Parties to terminate this Agreement, (b) termination of the Merger Agreement in accordance with its terms, and (c) the Closing.

5.3            Effect of Termination.

(a)            Upon termination of this Agreement with respect to a Party pursuant to Section 5.1 or Section 5.2, Article 4 (Transaction Costs), Article 5 (Termination), Section 6.2 (Confidentiality), Article 7 (Notices) and Article 9 (Miscellaneous) shall continue to bind such Party and where such Party is the Sponsor, it shall be liable under Article 4 for any costs and expenses incurred by the Parties prior to the termination of this Agreement with respect to such Party.

(b)            Other than as set forth in Sections 5.3(a) or in respect of a breach of this Agreement by any Party prior to the termination of this Agreement with respect to such Party, the Parties shall not otherwise be liable to each other in relation to this Agreement.

6.	Announcements and Confidentiality

6.1            Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable. Any announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by the Parties.

6.2            Confidentiality.

(a)            Except as permitted under Section 6.3, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)            Subject to Section 6.2(c), the Recipient shall return or destroy (in the Recipient’s sole discretion), upon written request of the Discloser, any Confidential Information which falls within clause (a) of the definition of Confidential Information (other than any electronic data stored on the back-up tapes of the Recipient’s hardware).

(c)            Each Party may retain in a secure archive a copy of the Confidential Information referred to in Section 6.2(b) if the Confidential Information is required to be retained by the Party for regulatory purposes or in connection with a bona fide document retention policy.

(d)            Each Party acknowledges that, in relation to Confidential Information received from the other Parties, the obligations contained in this Section 6.2 shall continue to apply for a period of 12 months following termination of this Agreement pursuant to Section 5.1 or Section 5.2, unless otherwise agreed in writing.

6.3            Permitted Disclosures. A Party may make disclosures (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement (including potential sources of capital), but only on a confidential basis; (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or another regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives.

7.	Notices

7.1            Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, overnight courier or electronic mail, to the address provided under such other Party’s signature page hereto, or to such other address or facsimile number or electronic mail address as such Party may hereafter specify for the purpose by notice to the other Parties hereto. Any such notice, request, instruction or other document shall be deemed delivered to the receiving Party upon actual receipt, if delivered personally; upon confirmation or proof of successful transmission if sent by facsimile or email (provided that if given by facsimile or email, such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

8.	Representations and Warranties

8.1            Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

8.2            Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 8.1 and have been induced by them to enter into this Agreement.

9.	Miscellaneous

9.1            Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

9.2            Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

9.3            Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

9.4            Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.5            Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Parties; provided, however, each of the Parties may assign its rights and obligations under this Agreement, in whole or in part, to any Affiliate of such Party. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

9.6            No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.

9.7            Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

9.8            Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than Hong Kong.

9.9            Dispute Resolution. Subject to the last sentence of this Section 9.9, any dispute, controversy, difference or claim arising out of or relating to this Agreement, including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement, shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules (the “HKIAC Rules”) in force at the time of the commencement of the arbitration. The arbitration shall be decided by a tribunal of three (3) arbitrators. The claimant(s), irrespective of number, shall nominate jointly one arbitrator; the respondent(s), irrespective of number, shall nominate jointly one arbitrator; and a third arbitrator will be nominated jointly by the first two arbitrators and shall serve as chairman of the tribunal. In the event the claimant(s) or respondent(s) or the first two arbitrators shall fail to nominate or agree the joint nomination of an arbitrator or the third arbitrator within the time limits specified by the HKIAC Rules, such arbitrator shall be appointed promptly by the HKIAC. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any action(s) which arises subsequent to the commencement of arbitration of any existing action(s), shall be resolved by the tribunal already appointed to hear the existing action(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the Parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.10            Specific Performance. Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, notwithstanding Section 9.9, each Party shall be entitled to bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

9.11            Limitation on Liability. The obligation of each Party under this Agreement is several (and not joint or joint and several).

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Baoli Ma

/s/ Baoli Ma

[Consortium Agreement Signature Page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Spriver Tech Limited

By:	/s/ LIU CHUNHE
Name:	LIU CHUNHE
Title:	Director

[Consortium Agreement Signature Page]

Schedule A

Preliminary Proposal

Schedule B

Rollover Shareholder Adherence Agreement